Exhibit 12.1

Royal Caribbean Cruises Ltd.

Ratio of Earnings to Fixed Charges

(in thousands, except ratios)

	Years Ended December 31,
	2006	2005	2004	2003	2002

Earnings
Income before cumulative effect of a change in accounting principle	$633,922	$663,465	$474,691	$280,664	$351,284
Income tax expense	7,881	16,124	2,810	2,100	1,040
(Income) loss from equity investees	(4,417)	(6,661)	(1,912)	(1,694)	6,536
Fixed charges	327,263	310,442	343,272	307,369	302,477
Capitalized interest	(27,844)	(17,688)	(7,228)	(15,932)	(23,425)

Earnings	$936,805	$965,682	$811,633	$572,507	$637,912

Fixed Charges
Interest expense (1)	$295,705	$287,438	$317,205	$284,328	$290,269
Interest portion of rent expense (2)	31,558	23,004	26,067	23,041	12,208

Fixed charges	$327,263	$310,442	$343,272	$307,369	$302,477

Ratio of Earnings to Fixed Charges	2.9x	3.1x	2.4x	1.9x	2.1x

(1) Interest expense includes capitalized interest and amortization of deferred financing expenses.

(2) Interest portion of rent expense represents actual interest charges for the Brilliance of the Seas operating lease and, for all other rentals, we have assumed that one-third of rent expense is representative of the interest factor.